Exhibit 99.1

Huachen AI Parking Management Technology Holding Co., Ltd. Announces 1-for-20 Reverse Stock Split Effective October 23, 2026

SHANGHAI, China, Oct. 21, 2026 (GLOBE NEWSWIRE) -- Huachen AI Parking Management Technology Holding Co., Ltd. (NASDAQ: HCAI) (“Huachen” or the “Company”), today announced a 1-for-20 reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares (the “Reverse Stock Split”).

Beginning with the opening of trading on October 23, 2026, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a reverse-split-adjusted basis under the existing ticker symbol “HCAI.” The new CUSIP number of the Company’s Class A ordinary shares will be G4645R205. When the Reverse Stock Split becomes effective, every twenty (20) issued and outstanding Class A ordinary shares will be automatically combined into one (1) Class A ordinary share, and every twenty (20) issued and outstanding Class B ordinary shares will be automatically combined into one (1) Class B ordinary share.

“The reverse stock split is intended to support our efforts to maintain compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2),” said Bin Lu, Chief Executive Officer of Huachen. “While the Reverse Stock Split is intended to assist the Company in regaining compliance with Nasdaq Listing Rule 5550(a)(2), the Company cannot assure that it will be able to regain or maintain compliance with Nasdaq’s continued listing standards. We remain focused on executing our strategic initiatives and enhancing long-term value for our shareholders.”

As a result of the Reverse Stock Split, the number of outstanding Class A ordinary shares of Huachen will be reduced from 10,379,942 to approximately 518,997 shares, and the number of outstanding Class B ordinary shares of Huachen will be reduced from 533,334 to 26,667 shares, subject to the rounding up of fractional shares.

Concurrently with the Reverse Stock Split, the Company amended its Memorandum and Articles of Association to proportionately reduce the number of authorized ordinary shares for issuance and change the par value of the post-Reverse Stock Split ordinary shares to $0.00075 per share. All outstanding options, warrants and other securities entitling holders to purchase or receive ordinary shares will be adjusted in accordance with their respective terms.

No fractional shares will be issued in connection with the Reverse Stock Split. Shareholders who would otherwise be entitled to receive fractional shares will receive one full share.

About Huachen AI Parking Management Technology Holding Co., Ltd.

Huachen AI Parking Management Technology Holding Co., Ltd. is a China-based, one-stop provider of smart-parking systems and precision structural parts. Through our operating subsidiaries we design, manufacture, install and service space-saving cubic parking garages—tailored to each client’s needs with technologies such as vertical lifting and multi-layer cycling—while also supplying custom steel components and railroad accessories to industrial customers nationwide.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “continue” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s most recent annual report filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For further information about Huachen, please contact:

Huachen AI Parking Management Technology Holding Co., Ltd

Alan Li: ir@huachenai.com

Mobile: +852-95791074